SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OCI Partners LP

(Name of Subject Company (Issuer))

OCIP Holding II LLC

(Offeror)

a wholly owned subsidiary of

OCI N.V.

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

67091N108

(CUSIP Numbers of Class of Securities)

Amendment No. 3 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

OCIP Holding II LLC

(Offeror)

a wholly owned subsidiary of

OCI N.V.

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

67091N108

(CUSIP Numbers of Class of Securities)

Hassan Badrawi

Chief Financial Officer

Honthorststraat 19

1071 DC Amsterdam

The Netherlands

Tel: +31 20 723 4535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Ryan J. Maierson

Thomas G. Brandt

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Tel: (713) 546-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$117,569,686.50	$14,637.43

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of OCIP Partners LP, a Delaware limited partnership (“OCIP”) not owned by OCI N.V., at a purchase price of $11.50 per Common Unit, net to the seller in cash. On June 1, 2018, 86,997,590 Common Units were outstanding, of which 76,774,139 are owned by OCI. Accordingly, this calculation assumes the purchase of 10,223,451 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2018 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001245.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $14,001.02

Filing party: OCI N.V.

Form or registration No.: SC TO-T

Date filed: June 4, 2018

Amount previously paid: $636.41

Filing party: OCI N.V.

Form or registration No.: SC TO-T/A

Date filed: June 19, 2018

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☒    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 4, 2018 (as amended, the “Schedule TO”) by OCIP Holding II LLC, a Delaware limited liability company (“Holdings II”), and OCI N.V., a Dutch public limited company (together with Holdings II, “OCI,” except where the context requires that “OCI” refers only to OCI N.V.). The Schedule TO relates to the offer by Holdings II to purchase all of the outstanding common units representing limited partner interests (the “Units”) of OCI Partners LP, a Delaware limited partnership (“OCIP”), not currently held by OCI or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2018 (as amended and supplemented, the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment No. 3.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1, Item 4, Item 5 and Item 11.

Each of Item 1, Item 4, Item 5 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the Offer to Purchase, are hereby amended by the information set forth in Amendment No. 2 to the Offer to Purchase, dated June 25, 2018 and filed as Exhibit (a)(1)(i)(b) hereto.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(i)(b)	Amendment No. 2 to Offer to Purchase, dated June 25, 2018

Item 13.	Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference into this Amendment No. 3.

The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

Items 5 through 9 and Item 14.

Each of the Items 5 through 9 and Item 14 of the Schedule 13E-3, to the extent such Items incorporate by reference the Offer to Purchase, are hereby amended by the information set forth in Amendment No. 2 to the Offer to Purchase, dated June 25, 2018 and filed as Exhibit (a)(1)(i)(b) hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2018

OCI N.V.

By:	/s/ Hassan Badrawi
Name: Title:	Hassan Badrawi Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)(b)	Amendment No. 2 to Offer to Purchase, dated June 25, 2018